UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            FORM 12b-25
                                                     SEC FILE NUMBER
                    NOTIFICATION OF LATE FILING             0-1308

(Check One):
  Form 10-K     Form 20-F     Form 11-K [X]Form 10-Q     Form N-SAR
                                                  CUSIP NUMBER
                                                   86320010
          For Period Ended:  August 3, 1996
          {   } Transition Report on Form 10-K
          {   } Transition Report on Form 20-F
          {   } Transition Report on Form 11-K
          {   } Transition Report on Form 10-Q
          {   } Transition Report on Form N-SAR
          For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Strawbridge & Clothier
Full Name of Registrant


Former Name if Applicable

801 Market Street
Address of Principal Executive Office (Street and Number)

Philadelphia, PA  19107
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort. or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)       The  reasons described  in reasonable detail  in Part
               III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or

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               before  the  fifteenth  calendar  day  following  the
               prescribed due date;
[X] or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or
               before   the  fifth   calendar  day   following   the
               prescribed due date; and
     (c) The accountant s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On July 15, 1996, the shareholders of Strawbridge & Clothier (the "Company") approved a Plan of Reorganization and Liquidation, including certain transactions with The May Department Stores Company ("May Company") and Kimco Realty Corporation, and the subsequent dissolution of the Company. As a result of this decision, there has been a substantial reduction in the number of accounting and administrative employees. The remaining accounting employees have been responsible for preparing information in connection with the closing of the transaction with the May Company. Also, as a result of the shareholders approval, the Company will be adopting the liquidation basis of accounting for the financial statements to be included in its Form 10-Q for the quarter ended August 3, 1996. As a result of the above, additional time is required for the preparation of the financial statements to be included in the Company s Form 10-Q for the quarter ended August 3, 1996.

                                     (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Thomas S. Rittenhouse                (215) 629-6775
  (Name)                           (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                      [X]Yes      No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X]Yes      No


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   If  so, attach  an explanation  of the  anticipated  change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company believes that a significant change in results of operations from the corresponding period of the prior fiscal year will be reflected in the statement of operations to be included in its Form 10-Q for the quarter ended August 3, 1996. Such change is expected to result from the discontinuance of normal operations during July 1996 as a result of the transactions entered into for the sale of assets of the Company and the adoption of the liquidation basis of accounting. Given the limited accounting staff, the Company has been unable to prepare interim financial statements on the liquidation basis pursuant to Article 10 of Regulation S-X.




Strawbridge & Clothier       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   September 16, 1996    /s/ Thomas S. Rittenhouse
                              Thomas S. Rittenhouse, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative s authority to sign on behalf of the registrant shall be filed with the form.


                             ATTENTION
 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

















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